APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

CTZN LLC

Financial Statements and Report

October 13, 2022

Table of Contents



Independent Accountant's Review Report

Willy Wu Jye Hwa
CTZN LLC
San Diego, CA

We have reviewed the accompanying financial statements of CTZN LLC (the company), which comprise the statements of balance sheet as of October 13, 2022, and the related statements of income, member's equity, and cash flows for the period (since inception) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting

whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CTZN LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company was recently formed, has yet to begin operations and will require investment to fund operations and management has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
October 20, 2022


CTZN LLC

Balance Sheet (Unaudited)

As of October 13, 2022


Assets		-
Current Assets		-
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets		-
Liabilities & Member's Equity		-
Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Members' capital		-
Total Member's Equity		-
Total Liabilities & Member's Equity	$	-


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CTZN LLC
Statement of Income (Unaudited)
As of inception on October 13, 2022

Revenues	$	-
Cost of Revenues		-
Gross Profit (Loss)		-
Operating Expenses		-
Salaries and wages		-
Total Operating Expenses		-
Other Income		-
Net Income (Loss)	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CTZN LLC

Statement of Member's Equity (Unaudited)

As of inception on October 13, 2022

	Total Member's Equity
Balance at October 13, 2022	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CTZN LLC
Statement of Cash Flows (Unaudited)
As of inception on October 13, 2022

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)		-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)		
Operating Activities		
Depreciation and amortization		-
(Increase) decrease in operating assets, net of effects of businesses acquired		
Other assets		-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		-
Net Cash Provided by (Used in) Operating Activities	$	-
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		-
Cash, cash equivalents, and restricted cash at beginning of year		-
Cash, Cash Equivalents, and Restricted Cash at October 13, 2022	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements


CTZN LLC

Notes to the Financial Statements

For the period (since inception) ended October 13, 2022


1. Summary of significant accounting policies

a. Nature of operations

CTZN LLC (the Company) is a new restaurant concept in San Diego that will specialize in the infamous style of gastronomical ingenuity from the region of the Basque in Spain. It will demonstrate the elevated techniques and creativity of cooking through art and passion, while introducing the most profound origin of the name of tapas; energetic, fun, vibrant, approachable and delicious.

The Company will offer clean and rustic tapas and brunch dishes, shaped by French, Spanish and Californian influences, with diverse selection of wines and craft cocktails. The dining experience will be the revolving concept and will focus on the evolution of creative culinary expressions from our chefs in an intimate setting, all with the mission of providing our guests with a vibrant, energetic and interactive experience.

The brunch experience will have our guests explore eclectic French dishes with global influences, a full espresso and cocktail bar. All of the breads and pastries will be provided by our sister company, Hommage Bakehouse LLC, which was also established in San Diego.

The Company was incorporated in the State of California on October 13, 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements are as of the Company's incorporation on October 13, 2022.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements


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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


CTZN LLC
Notes to the Financial Statements
For the period (since inception) ended October 13, 2022

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

CTZN LLC
Notes to the Financial Statements
For the period (since inception) ended October 13, 2022

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company was recently formed, has yet to begin operations and will require investment to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the Company through October 20, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.